UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: May 2018

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

REGULATORY NEWS SERVICE ANNOUNCEMENTS

On May 17, 2018, Motif Bio plc (the “Company”) issued regulatory news service announcements (each, an “Announcement” and collectively, the “Announcements”) in connection with a placement of its ordinary shares in the United Kingdom. The Announcements are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The Company is not making a public offering of securities in the United States.  Each Announcement is for information purposes only and is not and does not constitute an offer to sell, solicitation of an offer to buy, or the sale of, any of the securities described therein in any jurisdiction where it would be unlawful to do so.

The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other applicable state securities laws.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued by Motif Bio plc, dated May 17, 2018, entitled “Proposed Placing to raise approximately £10m (US$14m).”
Exhibit 99.2	Regulatory news service announcement issued by Motif Bio plc, dated May 17, 2018, entitled “Result of Placing.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: May 17, 2018